ARTEMIS ACQUISITION CORP.
P.O. Box 2373
Danville, CA 94526

March 7, 2013

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Artemis Acquisition Corp.
Amendment  No. 1 to Form 8-K
Filed March 1, 2013
File No. 000-54678

Dear Mr. Thompson:

We are in receipt of your comment letter dated March 5, 2013.  In response to the comment letter, we are filing herewith an Amendment No. 2 to the 8K which addresses the matters raised in paragraphs 1 and 3 of your comment letter, as follows:

1.	Language has been added to paragraph (a) of Item 4.01 making it clear that the dismissal of GZTY CPA Group, LLC on February 22, 2013 was effective as of December 30, 2012.
2.
We hereby confirm to you that there were no reportable events listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K that occurred within our two most recent fiscal years and any subsequent interim period preceding the dismissal of GZTY CPA Group LLC on February 22, 2013,

3.	Paragraph (b) of Item 4.01 has been corrected to refer to Item 304(a)(2)(i) and (ii) of Reg S-K rather than Reg S-B.

The registrant hereby acknowledges that:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commissioin or any person from taking any action with respect to the filing; and
3.	The company may not asserts staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerel y yours,

/s/ Salvadore J.  Julian

Salvadore J. Julian,
Chief Financial Officer